EXHIBIT 99.1

                     CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                         CONSOLIDATED FINANCIAL STATEMENTS

                          AS OF DECEMBER 31, 1997 and 1996


                                 TABLE OF CONTENTS

                                 December 31, 1997



LIST OF FINANCIAL STATEMENTS



 Report of Ernst & Young LLP, Independent Auditors

 Consolidated Balance Sheets as of December 31, 1997 and 1996

 Consolidated Statements of Operations for the Years Ended December 31,
      1997, 1996 and 1995

 Consolidated Statements of Changes in Partners' Deficit for the Years Ended
      December 31, 1997, 1996 and 1995

 Consolidated Statements of Cash Flows for the Years Ended December 31,
      1997, 1996 and 1995

 Notes to Consolidated Financial Statements











                 Report of Ernst & Young LLP, Independent Auditors




The Partners
Consolidated Capital Equity Partners L.P.

We have audited the accompanying consolidated balance sheets of Consolidated Capital Equity Partners L.P. as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in partners' deficit and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Partnership's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Consolidated Capital Equity Partners L.P. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                                       ERNST & YOUNG LLP


Greenville, South Carolina
January 23, 1998
except for Note I, as to which the date is March 17, 1998



                     CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                            CONSOLIDATED BALANCE SHEETS

                                   (in thousands)



                                                      December 31,
                                                  1997           1996
Assets
    Cash and cash equivalents                 $   1,439      $   1,961
    Receivables and deposits                      1,241          1,639
    Restricted escrows                              798          1,420
    Investments in limited partnerships              --            336
    Other assets                                  1,550          1,474

    Investment properties:
      Land                                       10,217         10,217
      Buildings and related personal property    97,598         95,236
                                                107,815        105,453
      Less accumulated depreciation             (75,746)       (70,606)
                                                 32,069         34,847

                                              $  37,097      $  41,677

Liabilities and Partners' Deficit
Liabilities
    Accounts payable                          $     426      $     798
    Tenant security deposit liabilities             620            611
    Accrued property taxes                          116            314
    Other liabilities                               513            362
    Mortgage notes and interest payable          23,133         23,393
    Master Loan and interest payable            289,783        261,136
                                                314,591        286,614
Partners' Deficit
    General Partners                             (2,775)        (2,449)
    Limited Partners                           (274,719)      (242,488)
                                               (277,494)      (244,937)
                                              $  37,097      $  41,677

            See Accompanying Notes to Consolidated Financial Statements




                     CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                       CONSOLIDATED STATEMENTS OF OPERATIONS

                                   (in thousands)



                                                  Years Ended December 31,
                                                1997        1996        1995
Revenues:
    Rental income                           $ 19,425    $ 19,091    $ 23,892
    Other income                               1,310       1,336       1,545
    Gain on disposition of property               --         907          81

     Total revenues                           20,735      21,334      25,518

Expenses:
    Operating                                 11,463      11,453      15,106
    General and administrative                   842         965         965
    Depreciation                               5,191       5,257       6,335
    Interest                                  34,512      31,323      30,432
    Property taxes                             1,271       1,299       1,781
    Loss and disposition of property              13          --          --
    Write-down of investment properties
     and investment in limited partnerships       --          --       8,814

     Total expenses                           53,292      50,297      63,433

    Loss before extraordinary item           (32,557)    (28,963)    (37,915)
    Loss on early extinguishment of debt          --          --         (19)

     Net loss                               $(32,557)   $(28,963)   $(37,934)

Net loss allocated to general partner (1%)  $   (326)   $   (290)   $   (379)
Net loss allocated to limited partners (99%) (32,231)    (28,673)    (37,555)

                                            $(32,557)   $(28,963)   $(37,934)

          See Accompanying Notes to Consolidated Financial Statements



                     CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

              CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' DEFICIT
                                   (in thousands)



                                     General        Limited
                                     Partner        Partners        Total

Partners' deficit at
   December 31, 1994                $(1,780)       $(176,260)     $(178,040)

Net loss for the year ended
   December 31, 1995                   (379)         (37,555)       (37,934)

Partners' deficit at
   December 31, 1995                 (2,159)        (213,815)      (215,974)

Net loss for the year ended
    December 31, 1996                  (290)         (28,673)       (28,963)

Partners' deficit at
    December 31, 1996                (2,449)        (242,488)      (244,937)

Net loss for the year ended
    December 31, 1997                  (326)         (32,231)       (32,557)

Partners' deficit at
    December 31, 1997               $(2,775)       $(274,719)     $(277,494)

            See Accompanying Notes to Consolidated Financial Statements



                     CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.
                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (in thousands)


                                                      Years Ended December 31,
                                                      1997      1996      1995
Cash flows from operating activities:
Net loss                                           $(32,557) $(28,963) $(37,934)
Adjustments to reconcile net loss to net
 cash provided by operating activities:
 (Gain) loss on disposition of property                  13      (907)      (81)
 Depreciation and amortization                        5,414     5,450     6,440
 Write-down of investment properties and
  investments in limited partnerships                    --        --     8,814
 Change in accounts:
     Receivables and deposits                           398      (332)      (95)
     Other assets                                      (300)      200    (1,200)
     Accounts payable                                  (372)     (735)      940
     Tenant security deposit liabilities                  9        22      (358)
     Accrued property taxes                            (198)        3        86
     Other liabilities                                  151      (252)      489
     Accrued interest on Master Loan                 30,752    29,523    27,428
     Payable to affiliates                               --        --      (969)

       Net cash provided by operating activities      3,310     4,009     3,560

Cash flows from investing activities:
 Property improvements and replacements              (2,425)   (3,963)   (5,137)
 Net proceeds from the disposition of real estate        --     1,882        --
 Proceeds from sale of securities                        --        --       195
 Receipts from (deposits to) restricted escrows         622     1,678    (2,569)
 Distributions from investments in limited
   partnerships                                         336       124     1,048

       Net cash used in investing activities         (1,467)     (279)   (6,463)

Cash flows from financing activities:
 Proceeds from long-term borrowing                       --        --    23,635
 Advances on Master Loan                                 --       367     4,002
 Principal payments on Master Loan                   (2,105)   (2,243)  (21,661)
 Principal payments on notes payable                   (260)     (283)   (3,365)
 Loan costs paid                                         --        (1)     (798)
 Repayment of note payable                               --    (1,295)       --

       Net cash (used in) provided by
         financing activities                        (2,365)   (3,455)    1,813

Net (decrease) increase in cash and
     cash equivalents                                  (522)      275    (1,090)

Cash and cash equivalents, at beginning
 of year                                              1,961     1,686     2,776
Cash and cash equivalents, at end of year          $  1,439  $  1,961  $  1,686

  Supplemental disclosure of cash flow information:
  Cash paid for interest                           $  3,682  $  1,664  $  2,917


          See Accompanying Notes to Consolidated Financial Statements

                               December 31, 1997


NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: Consolidated Capital Equity Partners ("EP"), a California general partnership, was formed on June 24, 1981, to engage in the business of acquiring, operating and holding equity investments in income-producing real properties. The operations of EP were financed substantially through nonrecourse notes (the "Master Loan") from Consolidated Capital Institutional Properties ("CCIP"), a California limited partnership. These notes are secured by the real properties owned by EP. The General Partner of CCIP is ConCap Equities, Inc. ("CEI"), a Delaware corporation. In November 1990, EP's general partners executed a new partnership agreement (the "New Partnership Agreement") in conjunction with the bankruptcy settlement discussed below whereby EP converted from a general partnership to a California limited partnership, Consolidated Capital Equity Partners L.P. ("CCEP"). Pursuant to the New Partnership Agreement, ConCap Holding, Inc. ("CHI"), a Texas corporation, a wholly-owned subsidiary of CEI, became the general partner of CCEP, and the former general partners of EP became limited partners of CCEP. CHI has full discretion with respect to conducting CCEP's business, including managing CCEP's properties and initiating and approving capital expenditures and asset dispositions and refinancings. All of CEI's outstanding stock is owned by Insignia Properties Trust, an affiliate of Insignia Financial Group, Inc. ("Insignia"), which was acquired through two transactions in December 1994 and October 1995.

Principles of Consolidation: CCEP owns a 75% interest in a limited partnership ("Western Can, Ltd.") which owns 444 De Haro, an office building in San Francisco, California. CCEP's investment in Western Can, Ltd. is consolidated in CCEP's financial statements. No minority interest liability has been reflected for the 25% minority interest because Western Can Ltd. has a net capital deficit and no minority liability exists with respect to CCEP.

The operations from September 30, 1993, through November 30, 1995, of The Sterling are consolidated in CCEP's financial statements pursuant to accounting guidelines regarding notes receivable in-substance foreclosed. The Sterling was transferred to CCIP in a series of transactions on November 30, 1995.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents: Includes cash on hand and in banks and in money market funds. At certain times, the amount of cash deposited at a bank may exceed the limit on insured deposits.

Tenant Security Deposits: CCEP requires security deposits from lessees for the duration of the lease and such deposits totaling $611,000 (1997) and $554,000
(1996) are included in receivables and deposits. The security deposits are refunded when the tenant vacates, provided the tenant has not damaged its space and is current on its rental payments.

Restricted Escrows:

     Replacement Reserve Account: At the time of the December 15, 1995 refinancing, approximately $375,000 of the proceeds were designated for a "replacement reserve fund" for certain capital replacements (as defined in the Replacement Reserve Agreement) at Plantation Gardens, Palm Lake, Society Park East, The Knolls, Indian Creek Village and Tates Creek Village. At December 31, 1997 and 1996, the balance in the "replacement reserve fund" was approximately $798,000 and $693,000, respectively.

     Repair Escrow Account: In addition to the Replacement Reserve Account, approximately $2,456,000 of the refinancing proceeds were designated for a "repair escrow" to cover necessary repairs and replacements to be completed at Plantation Gardens, Palm Lake, Society Park East, The Knolls, Indian Creek Village and Tates Creek Village within one year of closing. As of December 31, 1997, substantially all of these repairs and replacements had been completed and any excess funds have been transferred into the Replacement Reserve Account.

Escrows for Taxes: These funds totaling $399,000 (1997) and $678,000 (1996), held by the Partnership and the mortgage holder, are designated for the payment of real estate taxes and are included in receivables and deposits.

Depreciation: Depreciation is provided by the straight-line method over the estimated lives of the apartment properties and related personal property. For Federal income tax purposes, the accelerated cost recovery method is used (1) for real property over 15 years for additions prior to March 16, 1984, 18 years for additions after March 15, 1984, and before May 9, 1985, and 19 years for additions after May 8, 1985, and before January 1, 1987, and (2) for personal property over 5 years for additions prior to January 1, 1987. As a result of the Tax Reform Act of 1986, for additions after December 31, 1986, the modified accelerated cost recovery method is used for depreciation of (1) real property additions over 27 1/2 years and (2) personal property additions over 5 to 15 years.

Loan Costs: Loan costs of approximately $781,000 (1997 and 1996), less accumulated amortization of $163,000 (1997) and $81,000 (1996), are included in other assets and are being amortized on a straight-line basis over the life of the loans.

Note Receivable In-Substance Foreclosed: The Sterling Apartment Homes and Commerce Center ("The Sterling") was deemed in-substance foreclosed as of September 30, 1993. The Sterling note receivable is deemed in-substance foreclosed because control of the property effectively rests with an affiliate of CCEP and the debtor is unable to pay debt service according to the note terms. The note receivable in-substance foreclosed is recorded at the estimated fair value of the collateral property (See "Note B").

Investments in Limited Partnerships: The investments in limited partnerships represent certain interests in three affiliated limited partnerships that were contributed by EP's general partners to CCEP. These investments are stated at the lower of estimated fair value of the interests at the time of contribution to CCEP or the current estimated fair value of the interests. CCEP wrote this investment down $1 million to its estimated fair value during the third quarter of 1995. Also, in the fourth quarter of 1995, CCEP received distributions from two of the affiliated partnerships of approximately $1,048,000. During 1997, CCEP received distributions from two of the affiliated partnerships of $336,000. During 1996, CCEP received distributions from three of the affiliated partnerships of approximately $124,000. These amounts were subsequently paid to CCIP as a principal payment on the Master Loan per the loan agreement.

Advertising: CCEP expenses the costs of advertising as incurred. Advertising expense, included in operating expenses, was approximately $394,000, $351,000 and $352,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

Investment Properties: Investment properties are stated at cost. Acquisition fees are capitalized as a cost of real estate. The Partnership records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. During 1995, 444 De Haro experienced a decline in its estimated net realizable value. Accordingly, CCEP recorded approximately $2,814,000 in expense for the write-down on the real estate in the year ended December 31, 1995. CCEP did not record any expense for the write down on real estate during the years ended December 31, 1997 and 1996.

Leases: CCEP leases certain commercial space to tenants under various lease terms. The leases are accounted for as operating leases in accordance with "SFAS Statement No. 13, Accounting for Leases". Some of the leases contain stated rental increases during their term. For leases with fixed rental increases, rents are recognized on a straight-line basis over the terms of the lease. For all other leases, minimum rents are recognized over the terms of the leases.

CCEP generally leases apartment units for twelve-month terms or less. CCEP recognizes income as earned on these leases. In addition, management finds it necessary to offer rental concessions during particularly slow months or in response to heavy competition from other similar complexes in the area. Concessions are charged to expense as incurred.

Lease Commissions: Lease commissions are capitalized and amortized using the straight-line method over the life of the applicable lease. At December 31, 1997 and 1996, lease commissions totaled approximately $860,000 and $741,000, respectively, with accumulated amortization of approximately $383,000 and $297,000, respectively. Lease commissions are included in other assets.

Allocation of Net Income: Pursuant to the Partnership Agreement, net income and net losses for both financial and tax reporting purposes are allocated 99% to the Limited Partners and 1% to the General Partner.

Income Taxes: No provision has been made in the financial statements for Federal income taxes because, under current law, no Federal income taxes are paid directly by CCEP. The Partners are responsible for their respective shares of CCEP's net income or loss. CCEP reports certain transactions differently for tax than for financial statement purposes.

The tax basis of CCEP's assets and liabilities is approximately $190,692,000 greater than the assets and liabilities as reported in the financial statements at December 31, 1997.

Reclassifications: Certain reclassifications have been made to the 1995 and 1996 information to conform to the 1997 presentation.

NOTE B - NOTE RECEIVABLE DEEMED IN-SUBSTANCE FORECLOSED

CCEP held a note receivable (the "Sterling Note" formerly the "Carlton House Note") secured by a deed of trust on The Sterling with a scheduled maturity in 1995. According to the note terms, interest accrues at 10% and compounds monthly on principal plus accrued but unpaid interest. The note receivable has been in default since 1991. As described more fully below the required debt service payments were reduced to only the amount of net cash flow from The Sterling. CCEP recognized no interest income in 1994 and 1995, as no cash related to the note receivable was received by CCEP.

The Sterling was originally owned by CCEP. In 1984, CCEP sold The Sterling and received back a $28,000,000 purchase money note secured by a first lien on the property. CCEP assigned this purchase money note to CCIP as additional collateral for the Master Loan. In 1986, the buyer defaulted on this purchase money note and filed for bankruptcy when CCEP attempted to foreclose on The Sterling. Pursuant to a reorganization plan, a successor (New Carlton House Partners, Ltd., "NCHP") to the buyer executed a new promissory note in the amount of $31,500,000 ("The Sterling Note").

In early 1991, NCHP defaulted on The Sterling Note. Since the default, CCEP and NCHP have negotiated a restructuring of The Sterling Note. During the negotiating process, the owner made interim payments of $150,000 per month. In 1992, CCEP and NCHP entered into a Restructure Agreement. Pursuant to the Restructure Agreement, 1801 Tower, Inc., an affiliate of CCEP and CCIP was substituted as the new general partner of NCHP in February 1993.

In September 1993, a wholly-owned subsidiary of CCIP purchased the $20.4 million second lien mortgage note secured by The Sterling from an unaffiliated third party. This mortgage note, which is subordinate to CCEP's Master Loan debt secured by The Sterling, remains the obligation of NCHP. As a result of the facts that (1) NCHP has no equity in The Sterling, considering the current fair value of The Sterling; (2) proceeds for repayment of The Sterling Note can be expected to come only from the operations or sale of The Sterling; and (3) NCHP effectively abandoned control of The Sterling to CCEP when 1801 Tower, Inc. gained the general partner interest in NCHP in 1993, CCEP deemed The Sterling in-substance foreclosed as of December 31, 1993.

On November 30, 1995, NCHP, owner of a multi-use apartment/commercial building known as The Sterling, CCEP, Philly Associates Inc., a Texas Corporation ("Philly"), and Kennedy Boulevard Associates, L.P., a Pennsylvania limited partnership ("KBA-I, L.P.") (an affiliate of CCIP) entered into a consensual Transfer Agreement whereby certain mortgage notes held by CCEP and Philly that are secured by The Sterling were assigned to KBA-I, L.P. As NCHP is unable to repay the debt, the parties agreed that in order to avoid the additional costs and expenses of litigation or a judicial foreclosure, that NCHP transfer The Sterling to KBA-I, L.P. by a deed-in-lieu of foreclosure in full satisfaction of its obligations on the mortgages assigned to KBA-I, L.P. As an additional matter, the transfer of The Sterling to KBA-I, L.P. shall be in satisfaction of a portion of the amounts owed by CCEP to CCIP under the Master Loan Agreement. NCHP transferred The Sterling to KBA-I, L.P. and CCIP recorded the transfer on November 30, 1995.

Summarized below are the results of operations of The Sterling that are included in CCEP's financial statements for the year ended December 31, 1995, prepared on the same basis as CCEP's financial statements. Any intercompany balances between CCEP and The Sterling have been eliminated in CCEP's consolidated financial statements and the summarized financial statements set forth below:


                                          For the Eleven
                                           Months Ended
                                           November 30,
                                               1995

Rental revenue                               $ 5,705
Investment income                                 26
Total revenues                                 5,731

Costs and expenses:
  Property operations                          3,747
  Depreciation                                   953
  Administrative                                 103
  Interest                                     1,342
  Write-down of investment
       property                                5,000
Total costs and expenses                      11,145

Net loss                                     $(5,414)


NOTE C - DISPOSITION OF REAL ESTATE

During 1997, CCEP recognized a loss of approximately $13,000 related to roof replacements at Regency Oaks.

On September 13, 1996, CCEP sold Lakeview Office Tower to an unrelated third party for a contract price of $2,060,000. The Partnership received net proceeds of approximately $1,882,000 after payment of closing costs. A portion of the net proceeds were used to retire a mortgage note payable on the property in the amount of approximately $1,295,000. The remaining proceeds of approximately $587,000 were remitted to CCIP to pay down the Master Loan.

During 1995, CCEP recognized a gain of approximately $134,000 related to a clubhouse fire at Tates Creek Village and a roof replacement at The Knolls. Offsetting these gains were losses of approximately $53,000 relating to roof replacements at Granada, Society Park East, Palm Lake, Indian Creek Village and Shirewood Townhomes.

NOTE D - MASTER LOAN AND ACCRUED INTEREST PAYABLE

The Master Loan principal and accrued interest payable balances at December 31, 1997 and December 31, 1996, are approximately $289,800,000 and $261,000,000, respectively.

Terms of the New Master Loan Agreement

Under the terms of the New Master Loan Agreement (as adopted in November 1990), interest accrues at a fluctuating rate per annum adjusted annually on July 15 by the percentage change in the U.S. Department of Commerce Implicit Price Deflator for the Gross National Product subject to an interest rate ceiling of 12.5%.
The interest rates for each of the years ended December 31, 1997, 1996 and 1995 was 12.5%. Interest payments are currently payable quarterly in an amount equal to "Excess Cash Flow". If such Excess Cash Flow payments are less than the current accrued interest during the quarterly period, the unpaid interest is added to principal, compounded annually, and is payable at the loan's maturity. If such Excess Cash Flow payments are greater than the currently payable interest, the excess amount is applied to the principal balance of the loan.
Any net proceeds from sale or refinancing of any of CCEP's properties are paid to CCIP under the terms of the Master Loan Agreement. The Master Loan Agreement matures in November 2000. The General Partner has determined that the Master Loan and related interest payable has no determinable fair value since payments are limited to net cash flow, as defined, however the fair value is not believed to be in excess of the fair value of the underlying collateral.

Effective January 1, 1993, CCEP and CCIP amended the New Master Loan Agreement to stipulate that Excess Cash Flow would be computed net of capital improvements. Such expenditures were formerly funded from advances on the Master Loan from CCIP to CCEP. This amendment and change in the definition of Excess Cash Flow will have the effect of reducing Master Loan payments to CCIP by the amount of CCEP's capital expenditures, since such amounts were previously excluded from Excess Cash Flow. The amendment will have no effect on the computation of interest expense on the Master Loan for CCEP.

During the year ended December 31, 1997, there were no advances on the Master Loan. CCIP advanced approximately $367,000 and $4,002,000 to CCEP as an advance on the Master Loan during 1996 and 1995, respectively, to pay for deferred maintenance and capital improvements and to pay off certain third party mortgages.

In connection with the transfer of The Sterling to KBA-I, the General Partner of CCIP had a valuation performed on the property to determine its estimated fair value. The asset had previously been recorded on the books of the Partnership. For valuation purposes, the Master Loan value was based upon appraisals performed by a third party. The last appraisal valued the property as of May 12, 1995. The General Partner believed that the information needed to evaluate the property had changed since this appraisal and that the use of updated information would ensure a more accurate recording of the transfer of this asset.

Based on its ongoing evaluation of the condition of the property, the General Partner concluded that additional information received during the fourth quarter of 1995 regarding the extent of deferred maintenance and improvements needed to the property indicated that a $5,000,000 write-down was needed to reduce the property to its estimated net realizable value. The Partnership recorded this write-down during the fourth quarter of 1995 before the property was transferred to KBA-I.

NOTE E - NOTES AND INTEREST PAYABLE

The principle terms of mortgage notes payable are as follows (in thousands):


                        Principal     Monthly                        Principal
                       Balance At     Payment     Stated              Balance
                      December 31,   Including   Interest   Maturity   Due At
Property                  1997       Interest      Rate       Date    Maturity

Indian Creek Village
 1st Mortgage           $ 4,600      $ 31         6.95%    12/01/05   $ 4,036
The Knolls
 1st Mortgage             5,310        36         6.95%    12/01/05     4,659
Palm Lake
 1st Mortgage             1,713        12         6.95%    12/01/05     1,503
Plantation Gardens
 1st Mortgage             6,949        47         6.95%    12/01/05     6,097
Society Park East
 1st Mortgage             2,016        14         6.95%    12/01/05     1,769
Tates Creek Village
 1st Mortgage             2,545        17         6.95%    12/01/05     2,233

    Totals              $23,133



On December 15, 1995, CCEP successfully financed new mortgage notes on Plantation Gardens, Palm Lake, Society Park East, The Knolls, Tates Creek Village and Indian Creek Village. Of the $23,635,000 gross proceeds received in the refinancing, approximately $546,000 was used to pay off the old mortgage debt on Tates Creek Village. Additionally, $19,857,000 of the net proceeds was used to pay down the Master Loan to CCIP. This new debt is superior to the Master Loan. The notes payable are nonrecourse and collateralized by deeds of trust on the real property. All of the notes require prepayment penalties if repaid prior to maturity.

Summary of Maturities

Principal payments on notes payable are due as follows (in thousands):



  Years Ending December 31,
         1998                             $    279
         1999                                  298
         2000                                  320
         2001                                  343
         2002                                  367
       Thereafter                           21,526
         Total                            $ 23,133

NOTE F - RELATED PARTY TRANSACTIONS

CCEP has no employees and is dependent on the General Partner and its affiliates for management and administration of all partnership activities. CCEP paid property management fees based upon collected gross rental revenues for property management services in each of the years ended December 31, 1997, 1996 and 1995. The Partnership Agreement ("Agreement") also provides for reimbursement to the General Partner and its affiliates for costs incurred in connection with the administration of CCEP activities.

Also, CCEP is subject to an Investment Advisory Agreement between CCEP and an affiliate of the General Partner. This agreement provides for an annual fee, payable in monthly installments, to an affiliate of the General Partner for advising and consulting services for CCEP's properties. The following amounts were paid or accrued to the General Partner and affiliates:


                                                       For the Years Ended
                                                          December 31,
                                                   1997       1996       1995
                                                       (in thousands)

 Property management fees                        $1,032      $1,000    $1,253
 Investment advisory fees                           182         182       233
 Lease commissions                                  139          69       221
 Reimbursement for services of affiliates (1)       426         537       428

(1) Included in "reimbursements for services of affiliates" for 1997 and 1996 are approximately $78,000 and $150,000, respectively, for construction oversight costs. There was no such expense in 1995.


In addition to the compensation and reimbursements described above, principal and interest payments are made to and loan advances are received from CCIP pursuant to the Master Loan Agreement. Such interest payments totaled approximately $2,064,000 and $2,500,000 for the years ended December 31, 1997 and 1995, respectively. There were no interest payments during 1996. Advances of approximately $367,000 and $4,002,000 were made under the Master Loan Agreement during the years ended December 31, 1996 and 1995, respectively. There were no advances during 1997. During the year ended December 31, 1997, CCEP paid approximately $2,105,000 to CCIP as principal payments on the Master Loan. Cash received on certain investments by CCEP, which are required to be transferred to CCIP per the Master Loan Agreement, accounted for approximately $462,000. Approximately $643,000 was due to excess cash flow payments paid to CCIP as stipulated by the Master Loan Agreement. CCEP also paid an additional $1,000,000 to CCIP as principal payment on the Master Loan.

During the year ended December 31, 1996, CCEP paid approximately $2,243,000 to CCIP as principal payments on the Master Loan. Approximately $101,000 was due to the return of a real estate tax escrow set up at the time of the December 1995 financing of a certain CCEP investment property. This escrow was held until CCEP was able to provide proof of payment to the mortgage holder. In September 1996, Lakeview Office Towers was sold and approximately $587,000 was paid to CCIP to pay down the Master Loan. Also, approximately $124,000 of distributions received from three affiliated partnerships and approximately $1,431,000 of excess cash flow was paid to CCIP to reduce the Master Loan obligation.

The Sterling was transferred to CCIP on November 30, 1995, in partial settlement of the Master Loan. As a result of this transaction, CCIP relieved the Master Loan obligation by approximately $15,537,000. Additionally, the net proceeds from the financing of Plantation Gardens, Palm Lake, Society Park East, The Knolls, Tates Creek Village and Indian Creek Village of $19,857,000 were paid to CCIP to pay down the Master Loan. Also, approximately $1,048,000 of distributions received from two affiliated partnerships were paid to CCIP to pay down the Master Loan.

From July 1, 1995 to August 31, 1997, the Partnership insured its properties under a master policy through an agency and insurer unaffiliated with the General Partner. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the current year's master policy. The current agent assumed the financial obligations to the affiliate of the General Partner, who receives payments on these obligations from the agent. The amount of the Partnership's insurance premiums accruing to the benefit of the affiliate of the General Partner by virtue of the agent's obligations is not significant.

NOTE G - REVENUES

Rental income on the commercial property leases is recognized on a straight-line basis over the life of the applicable leases. Minimum future rental income for the commercial properties subject to noncancellable operating leases is as follows (in thousands):


                    YEAR ENDING
                    DECEMBER 31,
                       1998               $2,357
                       1999                2,161
                       2000                1,490
                       2001                  947
                       2002                  657
                    Thereafter               484
                                          $8,096


There is no assurance that this rental income will continue at the same level when the current leases expire.


NOTE H - REAL ESTATE AND ACCUMULATED DEPRECIATION

The investment properties owned by the Partnership consist of the following:

(dollar amounts in thousands)


                                 Building
                                & Related
                                 Personal             Accumulated   Depreciable
Description             Land     Property    Total    Depreciation   Life-Years

444 De Haro          $   947    $12,939    $ 13,886    $ 9,855        3-18
Indian Creek Village   1,041      8,507       9,548      6,369        5-18
The Knolls               647      6,952       7,599      5,273        5-18
Northlake Quadrangle     980      4,215       5,195      3,570        5-18
Palm Lake                272      4,369       4,641      3,469        5-18
Plantation Gardens     1,958     13,065      15,023     10,433        5-18
Regency Oaks             521     10,252      10,773      7,938        5-18
Magnolia Trace           892      5,678       6,570      4,543        5-18
Shirewood Townhomes      494      6,057       6,551      4,722        5-18
Silverado                628      4,660       5,288      3,867        5-18
Society Park             966      8,424       9,390      6,732        5-18
Society Park East        489      5,274       5,763      3,646        5-18
Tates Creek Village      382      7,206       7,588      5,329        5-18

Total                $10,217    $97,598    $107,815    $75,746


NOTE I - SUBSEQUENT EVENT

On March 17, 1998, Insignia entered into an agreement to merge its national residential property management operations, and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The closing, which is anticipated to happen in the third quarter of 1998, is subject to customary conditions, including government approvals and the approval of Insignia's shareholders. If the closing occurs, AIMCO will then control the General Partner of the Partnership.